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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KBFG Securities America Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 2700
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Grimm — (212) 897-1685 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

KBFG Securities America Inc. and Subsidiary

Consolidated Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

KBFG Securities America Inc. and Subsidiary

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[x]   Statement of Operations.

[x]   Statement of Changes in Stockholder's Equity.

[x]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[x]   Independent Accountants Report on Statement of Exemption from Rule 15c3-3.

[x]   Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Yoon Gu Eric Lee, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to KBFG Securities America Inc. and Subsidiary for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public 2/24/21

ANDREA S KENT
Notary Public – State of New York
NO. 01KE6367230
Qualified in New York County
My Commission Expires Nov 13, 2021

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
KBFG Securities America Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KBFG Securities America Inc. (the "Company") as of December 31, 2020, the related consolidated statements of operations, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1394, has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

March 30, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	9,131,922
Time deposits		6,000,000
Right-of-use asset		3,450,831
Receivable from Parent		112,959
Security deposit		102,060
Equipment (net of accumulated depreciation of $41,278)		89,650
Leasehold improvements (net of accumulated amortization of $841)		19,248
Other receivables		13,390
Receivable from broker-dealers		5,430
Other assets		52,433
Total assets	$	18,977,923

Liabilities and Stockholder's Equity

Lease liabilities	$	3,487,717
Accounts payable and accrued expenses		170,143
Contract liabilities		120,000
Loan payable		108,125
Total liabilities		3,885,985
Common stock - $.01 par, 1000 shares authorized;		
220 shares issued and outstanding		2
Additional paid-in capital		31,999,998
Accumulated deficit		(16,908,062)
Total stockholder's equity		15,091,938
Total liabilities and stockholder's equity	$	18,977,923

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Operations
Year Ended December 31, 2020

Revenues

Fee income	$ 1,341,315
Commissions	798,364
Research income	243,417
Interest income	151,688
Other revenue	4,292
Total revenue	2,539,076

Expenses

Employee compensation and benefits	1,318,825
Occupancy and lease	278,129
Communications	214,000
Professional fees	184,781
Travel and entertainment	111,096
Research expense	87,104
Other expenses	185,080
Total expenses	2,379,015
Net income	$ 160,061

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of shares	Amount			
Balances, January 1, 2020	220	$ 2	$ 31,999,998	$ (17,068,123)	$ 14,931,877
Net income				160,061	160,061
Balances, December 31, 2020	220	$ 2	$ 31,999,998	$ (16,908,062)	$ 15,091,938

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	160,061
Adjustments to reconcile net income to net cash provided by operating activities		
Right-of-use amortization		193,577
Depreciation and amortization		14,269
Decrease (increase) in operating assets:		
Receivable from Parent		(4,299)
Miscellaneous receivables		43,006
Other assets		53,344
(Decrease)/increase in operating liabilities:		
Lease liabilities		(188,581)
Accounts payable and accrued expenses		91,236
Net cash provided by operating activities		362,613
Cash flows from investing activities		
Purchase of equipment		(76,632)
Purchase of leasehold improvements		(20,089)
Net cash used by investing activities		(96,721)
Cash flows from financing activities		
Loan payable		108,125
Net cash provided by financing activities		108,125
Net increase in cash, cash equivalents and restricted cash		374,017
Cash, cash equivalents and restricted cash		
Beginning of year		14,859,965
End of year	$	15,233,982

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2020

Cash, cash equivalents and restricted cash consist of the following:

Beginning of period:

Cash and cash equivalents	$	3,820,323
Restricted cash		39,642
Time deposits		11,000,000
	$	14,859,965

End of period:

Cash and cash equivalents	$	9,131,922
Restricted cash		102,060
Time deposits		6,000,000
	$	15,233,982

Supplemental disclosure of non cash activity

Initial recognition of right-of-use asset and lease liabilities at inception of new lease	$	3,559,815
Reduction to right-of-use asset and lease liabilities resulting from termination of old lease	$	209,357

The accompanying notes are an integral part of these consolidated financial statements.

1. **Nature of Operations**

    KBFG Securities America Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities. The Company is a subsidiary of KB Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea.

    The Company has a wholly-owned inactive subsidiary which, at December 31, 2020, had no assets and no liabilities, and no income or expenses for the year then ended.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash, Cash Equivalents and Restricted Cash
    The Company's checking and savings accounts are held by four financial institutions and therefore are subject to the credit risk at those financial institutions.

    The Company also invests in time deposits and at December 31, 2020, held three time deposits with two financial institutions. These time deposits have short term maturities.

    The Company has not experienced any losses in any of these accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Revenue Recognition
    The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers,* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Revenue from contracts with customers includes commission income, fees from investment banking, research income and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Nominally, under Rule 15a-6, the Company is deemed to be the executing and clearing broker on trades that are processed by its Parent. Under a commission sharing arrangement with its Parent, the Company introduces customer securities transactions to the Parent for execution and is compensated by the Parent for those foreign transactions. Substantially all of the Company's commissions were derived from trades executed by the Parent under this arrangement. All commissions are earned on trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Commission payments are received from the Parent in subsequent months.

The Company earns commissions for research. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been agreed upon by the customer. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to deliver research has been completed, the consideration is fixed and determinable and there are no other obligations that the Company needs to fulfill under each individual arrangement.

Securities transactions and the related revenues are recorded on a trade-date basis.

Fee income includes amounts for professional and other advisory services that the Company provides. Under certain contracts, the Company receives a fee in advance which is then amortized over the contractual period in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Under other contracts, at the request of the customer, the Company performs services which are billed upon completion and there are no further services to be provided.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
Disaggregation of revenue by type of service provided can be found on statement of operations for the year ended December 31, 2020.

The beginning and ending balance of receivables, contract assets and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities	Receivables, Parent
Balance, January 1, 2020	$ -	$ -	$ 120,000	$ 108,660
Balance, December 31, 2020	$ -	$ -	$ 120,000	$ 112,959

The Company recognized the entire $120,000 of contract liabilities that were present on January 1, 2020 through revenue during the year ended December 31, 2020.

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to commissions, placement agent fees and research) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

2. **Summary of Significant Accounting Policies (continued)**

Leases

The guidance under ASC Topic 842, Leases increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

Our incremental borrowing rate is a hypothetical rate based on our understanding of what our credit rating would be. The right-of-use asset also includes any lease payments, made prior to commencement and is recorded net of any lease incentives received.

During 2020, the Company entered into an operating lease for new office space that expires in February 2031 and received five months of free rent. The weighted average discount rate is 3.25%.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,	Total Commitments
2021	$ 403,300
2022	403,300
2023	403,300
2024	403,300
2025	403,300
2026 and later	2,083,700
Total undiscounted lease payments	$ 4,100,200
Less imputed interest rate	(612,500)
Total lease liabilities	$ 3,487,700

2. **Summary of Significant Accounting Policies (continued)**

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in other revenue in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

3. **Related Party Transactions**

Parent
The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. At December 31, 2020, the Company had a receivable of approximately $50,800 which is related to this agreement. The Company also receives a commission for monitoring order flows the Parent has placed with U. S. execution brokers. Quarterly commission payments are received throughout the year. At December 31, 2020, the Company had a receivable of approximately $62,000 relating to the fourth quarter. The Company pays the Parent 30% of research income received. Amounts paid are approximately $87,000 and are included in research expense on the statement of operations.

During 2020, the Company earned $1,185,375 in fees from various services it has provided to the Parent as per certain agreements. These services range from placement agent, financial advisory, IT consulting and market research. Payment has been received for these fees.

4.   **Income Taxes**

At December 31, 2020, the Company has federal, state and city net operating loss carryforwards ("NOL's") of approximately $5,220,000 and $839,000 and $650,000 respectively, which begin to expire in 2027. Additionally, the Company had a capital loss carryforward of approximately $2,904,000 that will begin expiring in 2022. The Company had approximately $1,823,000 of deferred tax assets generated by the net operating losses as well as other capital loss carryfowards. The current valuation allowance decreased by $536,000 due to the net income in the current period. The ultimate amount of NOL's able to be utilized by the Company in future periods may be limited under Internal Revenue Code Section 382, due to the change in ownership of the Parent Company. For the year ended December 31, 2020, the Company had determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation reserve for the full amount.

5.   **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2020, the Company had net capital of approximately $14,700,000 which was approximately $14,450,000 in excess of its required minimum net capital of $250,000.

6.   **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Account for the Exclusive Benefit of Customers" as the Company's customer securities transactions are handled on its behalf on a delivery-versus payment/receive-versus payment basis through its Parent overseas.

7.   **Off-balance Sheet Risk and Concentration of Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company will maintain balances in several financial institutions. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. **Off-balance Sheet Risk and Concentration of Risk (continued)**

The majority of the Company's operations are conducted through the Parent Company, which is located in the Republic of Korea. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

8. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. **Loan Payable**

On April 9, 2020, the Company was granted a loan (the "Loan") from JPMorgan Chase Bank, N. A. in the aggregate amount of $108,125, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note, matures on April 9, 2022 and bears interest at a rate of 0.98% per annum. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred within the first eight weeks (extended to 24 weeks) of the Loan date. The Company has used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company currently believes that its use of the Loan proceeds will meet the conditions for full forgiveness of the Loan.

KBFG Securities America Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2020

Stockholder's equity	$ 15,091,938
Anticipated PPP loan forgiveness	108,125
Nonallowable assets:	
Receivable from parent	112,959
Time deposit used as collateral for security deposit	102,060
Equipment	89,650
Leasehold improvements	19,248
Other receivables	13,390
Receivable from broker-dealer	5,430
Other assets	43,936
	386,673
Net capital before haircuts and other deductions	14,813,390
Haircuts on security positions	72,454
Penalties on time deposits for early withdrawal	2,923
Net capital	14,738,013
Minimum net capital requirement	250,000
Excess net capital	$ 14,488,013

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5, Part II filing.

KBFG Securities America Inc. and Subsidiary
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
Year Ended December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). None of its clearance activities can be processed through a U. S. bank.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
KBFG Securities America Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) KBFG Securities America Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

March 30, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

KBFG Securities America Inc. and Subsidiary
Statement of Exemption from Rule 15c3-3
December 31, 2020

The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i) in that its transactions with customers are handled on a deliver-vs.-payment/receive-vs.-payment basis through its parent or the transactions are private placements in which the Company does not handle customer cash or securities. The Company does not have any instances of holding funds or safekeeping securities for its customers other than pursuant to the exemptive provision. To the best knowledge and belief of the Company it is in compliance with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2020 without exception.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)